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Ohio National Financial Services
One Financial Way
Cincinnati, Ohio 45242
VIA EDGAR CORRESPONDENCE
December 10, 2010

Ms. Michelle Roberts
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Xtra Individual Variable Annuity
Post-Effective Amendment No. 33
File Nos. 811-09178 & 333-86603
Dear Ms. Roberts:
This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on December 3, 2010. Registrant filed the Post-Effective Amendment with the Commission on October 22, 2010 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) contemporaneously with nine other post-effective amendments (collectively, along with the Post-Effective Amendment, the “filings”).
For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of a post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act.
General Comments
•	The comments are given as to ONcore Xtra. To the extent any comments apply to the other filings, please make them in those filings. Please make a statement to that effect to the Staff in the response letter.
Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier, Post-Effective Amendment No. 39	811-01978	333-43515
ONcore Value, Post-Effective Amendment No. 42	811-01978	333-43513
ONcore Wrap, Post-Effective Amendment No. 13	811-01978	333-134982

Ms. Roberts
December 10, 2010

Product filing	40 Act File No.	33 Act File No.
ONcore Lite II Post-Effective Amendment No. 8	811-01978	333-156430
ONcore Ultra II Post-Effective Amendment No. 8	811-01978	333-156432
ONcore Lite III Post-Effective Amendment No. 2	811-01978	333-164075
ONcore Flex II Post-Effective Amendment No. 2	811-01978	333-164069
ONcore Premier II Post-Effective Amendment No. 2	811-01978	333-164070
ONcore Xtra II Post-Effective Amendment No. 2	811-01978	333-164073
•	For future consideration, the Staff would like to reiterate that these filings should have been done as new products. This is because the Registrant is replacing riders and two of the riders must be purchased in tandem.
Response:
As requested, Registrant will give future consideration to this comment, while also keeping in mind that the views of the Staff may be evolving and may not be entirely consistent with the industry’s position in this regard. Registrant’s current position is that the filings were filed appropriately as post-effective amendments pursuant to Rule 485(a) under the 1933 Act. Registrant believes that its position is consistent with the Staff’s longstanding administrative practice in this area including, among other things, the Staff’s pronouncements permitting the inclusion of new prospectuses describing enhanced replacement products in the same registration statement. Furthermore, there would appear to be no compelling public policy or investor protection interest in requiring Registrant to file new registration statements to add the riders, particularly in light of the significant costs and other burdens associated therewith.
•	Please be consistent with capitalization of the defined terms “Contract Value” and “Annual Credit Calculation Base.”
Response: The requested changes have been made.
Specific Comments
1.	Cover Page
a.	Remove the third sentence in the first paragraph. It is misleading as it suggests that the prospectus is not legally binding.
Response: The requested change has been made.
b.	Add “The” before “Dow Target Variable Fund” in the list of funds available.
Response: The requested change has been made.
2.	Available Funds — Add a parenthetical for the Millennium Portfolio with its objective or briefly describing it.
Response: The requested change has been made.

Ms. Roberts
December 10, 2010

3.	Glossary
a.	In Death Benefit, please consider bolding or otherwise emphasizing “is not the amount paid to the beneficiary after the death of the annuitant.”
Response: The requested change has been made.
b.	Please describe the Death Benefit Adjustment in plain English. As it is written, it is not clear what “excess” means and “Death Benefit over contract value” sounds like a ratio.
Response: The definition of Death Benefit Adjustment has been amended to read as follows:

Death Benefit Adjustment—The difference, if any, between the highest guaranteed death benefit amount and the Contract Value on the applicable calculation date as described under “Basic Death Benefit” if the Contract Value on this date is lower than the highest guaranteed death benefit amount. If the Contract Value on the applicable calculation date is higher than the highest guaranteed death benefit amount, no Death Benefit Adjustment will be made.
4.	Fee Table (p. 8)
a.	In footnote 2, add “rider” before “charge” in both places.
Response: The requested change has been made.
b.	Reorder the footnotes, beginning with the GPP footnote.
Response: The requested change has been made.
5.	Ohio National Variable Account A (p. 13)
a.	Consider adding “Currently” at the start of the third sentence in the first paragraph.
Response: The requested change has been made.
b.	Add “additional” in the sixth sentence of the first paragraph.
Response: The requested change has been made.
6.	Fixed Accumulation Account (p. 14) — Add “subject to certain restrictions described below” to the third sentence in the second paragraph.

Response: The requested change has been made.

7.	Optional Asset Allocation Models (pp 15-17)
a.	In the third paragraph, please explain what “dynamic” means.
Response: The disclosure has been revised to read as follows:

Ms. Roberts
December 10, 2010

Until the investment advisory agreement is executed and returned to ONII, your investments will not be automatically updated in accordance with any changes that ONII may periodically make to the Models.
b.	Add the GLWB (2011) and Joint GLWB (2011) to the bold language in the first full paragraph on page 16.
Response: The requested change has been made.
c.	It is not clear if ONII is paid a fee for management of the Models. If not, clearly disclose that.
Response: The following has been added to the second paragraph on page 16:

ONII does not receive a fee for managing the Models themselves.
d.	Please bold the sentence beginning “In the following scenarios, you must...” on page 17.
Response: The requested change has been made.
8.	Investment Restrictions for Certain Optional Riders (pp 17-19)
a.	In the first sentence, change “select” to “selected.”
Response: The sentence has been revised as follows:

If you selected the GMIB Plus with Annual Rest (2009) or select GLWB (2011), Joint GLWB (2011), GLWB or Joint GLWB rider.....
b.	Change “a fixed account” to “the Fixed Accumulation Account” in the first paragraph on page 19.
Response: The requested change has been made.
c.	If applicable, add the GLWB (2011) and Joint GLWB (2011) to the second sentence in the first paragraph on page 19.
Response: The requested change has been made.
9.	Changes in Your Contract; Changes in Applicable Law (p. 21)
a.	Delete “without the consent of any other person” from the first sentence as it is not correct since the regulatory authority must take action in order to change laws or regulations.

Ms. Roberts
December 10, 2010

Response: Registrant respectfully submits that the original language is correct. The consent language clearly modifies contract changes made by Registrant and not any law or changes thereto that are the predicate for Registrant’s changes.
b. Please clarify to whom notice will be given in the second paragraph.
Response: The second sentence in the second paragraph has been revised as follows:

We will provide you notice of any contract change and amend this prospectus as applicable.
10.	Deductions and Expenses; Surrender Charge (p. 22) — Please clarify what “Depending on the state of issue” restricts.
Response: “Depending on the state of issue” relates to the date after which the provision applied, i.e., January 1, 2007. The date the provision applied could have been later than January 1, 2007 if the state of issue had not yet approved the revised provision as of January 1, 2007. The language has been revised to remove the state reference because all states have approved the provision.
11.	Purchase Payments (p. 26) — The disclosure on purchase payment limitations is confusing. Please re-write the disclosure so that anyone purchasing or who has purchased a contract can clearly determine the limits on their contract.

Response: The relevant disclosure has been revised as follows:

The following purchase payment limitations apply in most states. In some states, the date the limitations start varies so check with your registered representative for details.
•	If you applied for your contract before January 12, 2010, we reserve the right to limit your total purchase payments covering the life of the annuitant to $1,500,000.

•	If you applied for your contract on or after January 12, 2010, we reserve the right to limit your total purchase payments to the lesser of the following:

(a) for any one contract, the lesser of 150% of your initial purchase payment or $1,000,000; and

(b) for all our variable annuities sold to you, or covering the life of the annuitant, $1,000,000.
We are currently enforcing these limits, except for all contracts applied for on or after May 1, 2010, in which case we are currently imposing a limit of $3,000,000.
a.	It is not clear whether the $3 million limitation applies to all or some contracts issued after May 1, 2010.

Ms. Roberts
December 10, 2010

Response: The $3 million limitation applies to all contracts applied for on or after May 1, 2010. Registrant has added “all” to the relevant sentence to make this point more clear.
b.	If the current limitation is disclosed, the lower limitation must be disclosed as well.
Response: Registrant respectfully notes that the lower limitation is currently disclosed, and is also disclosed in the changes noted above.
c.	Disclose the states that permit the January 12, 2010 limitation. Clarify whether the limitation applies only to contracts issued between January 12, 2010 and May 1, 2010 or to all contracts issued after January 12, 2010. The limits referenced in (a) and (b) do not seem to make sense. For example, the lesser of 150% of the initial purchase payment could be $7,500, so the limit could be $7,500 or $1,000,000.

Response: The phrase “in those states where permitted” was tied to the effective date of January 12, 2010. The disclosure has been revised, as set forth above, to note that the specific date the limitation applies may vary by state. The disclosure has also been revised to clarify that it applies to all contracts applied for after January 12, 2010. The example the Staff provided of the limitation included in clause (a) is correct.

d.	Please clarify what “other contracts” are subject to the $1,500,000 limitation.
Response: The language has been revised to clarify the $1,500,000 limitation applies to contracts applied for before January 12, 2010.
e.	The disclosure on the cover page does not match the disclosure in the purchase payment section.
Response: The following has been added to the cover page:

We reserve the right to limit your purchase payments as described later in this prospectus.
12.	Scheduled Transfers (Dollar Cost Averaging) (p. 31)
a.	Please state explicitly that there is no separate charge for participating in a DCA program.
Response: The requested disclosure has been added.
b.	In Portfolio Rebalancing, please state that there is no separate charge for portfolio rebalancing.
Response: The requested disclosure had been made.
c.	If true, please state that the terms of the Enhanced DCA are the same as the regular DCA except as provided.

Ms. Roberts
December 10, 2010

Response: The requested disclosure has been made.
13.	Death Benefit (pp. 33-34)
a.	When are contract value and Death Benefit Adjustment calculated for purposes of this section? — Please state the standard for the Death Benefit Adjustment for contracts applied for before January 1, 2001.
Response: The disclosure has been revised to clarify the standard for the Death Benefit Adjustment. The revised disclosure is as follows:

Generally, for contracts applied for on or after May 15, 2008 and for contracts applied for between January 1, 2001 and May 15, 2008 where the contract owner accepted a one-time offer from us to amend the contract, the Death Benefit Adjustment is calculated as of the earlier of: (i) the date we are in receipt of proof of the annuitant’s death; or (ii) 90 days from the date of the annuitant’s death. For all contracts applied for before January 1, 2001 and for contracts applied for between January 1, 2001 and May 15, 2008, where the contract owner did not accept our offer to amend the contract, the Death Benefit Adjustment is calculated as of the date of death. (The specific date this provision applies may vary by state. Please see your representative for more information.) For purposes of this section, “applied for” means the date when the application for the annuity is signed or the electronic order is submitted to us.
b.	What are the consequences of any change in the contract value before the Death Benefit Adjustment is calculated? — Please clarify how a beneficiary can make subaccount changes before the date the Death Benefit Adjustment is calculated if it is calculated on the date of the annuitant’s death.
Response: The following disclosure has been added:
If the Death Benefit Adjustment is calculated as of the date of the annuitant’s death, the beneficiary cannot change subaccount allocations before the Death Benefit Adjustment is calculated since the beneficiary does not have the right to change subaccount allocations before the annuitant’s death.
c.	How will Proceeds be paid to the beneficiary — Clarify what is meant by “all required documentation or forms.”
Response: The disclosure has been revised as follows:

We must receive all required documentation or forms (for example, the claim form and certified death certificate) from all beneficiaries before the Proceeds will be distributed. (Please contact us at 1-888-925-6446 for more information about the documentation and forms we require.)

Ms. Roberts
December 10, 2010

d.	Other Considerations
i.	How does the Registrant guard against unequal implementation of the requirement that you “may require any designated beneficiary have an insurable interest in the life of the annuitant”?
Response: The Registrant requests information regarding beneficiaries in the initial application or beneficiary change request form. The Registrant reviews any request to name or change a beneficiary in accordance with the definition of insurable interest under the applicable state insurable interest laws.
ii.	When will notice be given to owners that the Registrant is enforcing that requirement (i.e. when the beneficiary is named)?
Response: The following has been added to the disclosure:

We will notify you when we issue the contract or when you request a beneficiary change if we are unable to accept your designated beneficiary.
14.	Annual Stepped-Up Death Benefit (pp 34-35)
a.	Capitalize “death benefit.”
Response: The requested change has been made.
b.	Please delete “additional” in the first full sentence on page 35. Add “rider” before “charge” in that sentence, and add “annual rider” before “charge” in the next sentence.
Response: The requested changes have been made.
15.	Premium Protection Riders (pp 35-36)
a.	Add “and” in the first sentence of the second paragraph.
Response: The requested change has been made.
b.	Please make disclosure comparable to the disclosure about the annual stepped-up death benefit on page 49.
Response: The following disclosure has been added:

Please note that withdrawals you take under the GLWB (2011) (including maximum annual withdrawals) reduce the GMDB amount under this rider. Therefore, you should carefully consider whether this rider is appropriate for you.
c.	Delete “additional” in the first two sentences of the Charge section.

Ms. Roberts
December 10, 2010

Response: The requested change has been made.
16.	Required Minimum Distributions (pp 36-37)
a.	Add a period in the first paragraph on page 36.

Response: The requested change had been made.

b.	Please bold the sentences beginning “You will not receive RMD....” and “Once you elect monthly RMD...”

Response: The requested change has been made.
17.	5% GMDBR80 Plus/GMDBR85 Plus (p 40) — Capitalize “death benefit adjustment.”

Response: The requested change has been made.

18.	Summary (p. 41) — Please add a reference to where an owner can find descriptions of riders not currently available.

Response: The following disclosure has been added:

See Appendix C for a description of the optional death benefit riders that we offered in the past.

19.	Optional Guaranteed Principal Protection (“GPP”) (p. 45) — Consistent with the fee table, add the GLWB and Joint GLWB to the last sentence of the first paragraph.

Response: The requested change has been made.

20.	GLWB (2011) (p. 46)
a.	With regard to the disclosure that “[n]ot all of the riders may be available in all states and not all riders may be currently available for issue,” please explain to the Staff why it is appropriate to describe portions of a security that not are being offered for sale by this prospectus.

Response: Both versions of the GLWB and Joint GLWB will be available for sale under the prospectus. Until a state approves the GLWB (2011) and Joint GLWB (2011), the GLWB and Joint GLWB will be available for sale in that state.

b.	Since the Registrant is reserving the right to allow the rider to be added after issuance of the contract, disclose what the initial GLWB base is when the rider is added after issue.

Response: The following disclosure has been added:

Ms. Roberts
December 10, 2010

If the rider is added after your contract is issued, the initial GLWB base is equal to your Contract Value when the rider is added.
c.	Please clarify how withdrawals may “possibly” reduce the Death Benefit and make comparable disclosure on page 35.

Response: The disclosure in response to comment 15.b. has been added to page 35 and the GLWB disclosure has been revised as follows:

Withdrawals that do not exceed the maximum annual withdrawals allowed under this rider will not decrease the GLWB base but will decrease your Contract Value and the Death Benefit under your contract, the optional annual stepped-up death benefit or Premium Protection death benefit rider.
21.	Annual Credit Base (p 47) — Add a parenthetical similar to “The 8% simple interest is referred to as an annual credit.”

Response: The requested change has been made.

22.	Deferral Credit (p. 47)
a.	In clause (b), consider revising to say “the second through tenth years.”

Response: The requested change has been made.

b.	In clause (c), consider removing “in the first ten years” if it is not necessary. If it is necessary, please clarify what the restriction applies to.

Response: The requested change has been made.
23.	Maximum Annual Withdrawals (p. 49) — Please bold the first full paragraph on page 49.

Response: The requested change has been made.

24.	Lifetime Annuity Period (p. 51) — In the third paragraph, please disclose when the owner will be notified of pending annuitization, when it will occur and other options available.

Response: The following disclosure has added:

We will notify you at least 90 days in advance of your annuitization. At that time you may ask us what other options are available to you.

25.	Charge (pp 51 and 54) — Please clarify or delete the phrase “a rate we declare, in our sole discretion.” It appears to negate the maximum guaranteed charge.

Ms. Roberts
December 10, 2010

Response: The disclosure on page 51 has been revised as follows (with comparable changes on page 54):
The new charge will not be higher than the then current charge for new issues of this rider or if we are not issuing the rider, a rate we declare, in our sole discretion. We guarantee the new charge will not exceed 2.00% of the GLWB base.
26. Termination (p 52) — Please clarify the first sentence, including the “unless we otherwise agree” since the rider can be terminated by violating the investment restrictions.
Response: The first sentence has been deleted and the following sentence has been added at the end of the paragraph:
If you choose the GLWB (2011), it will continue until it is terminated as described in this section.
27. Spousal Continuation (p 53) — Include in a parenthetical an example when the surviving spouse may be ineligible to enter the Lifetime Withdrawal Period.
Response: The following disclosure has been added:
(For example, if the surviving spouse is 40, he or she will not be eligible to enter the Lifetime Withdrawal Period until he or she turns 59 1/2.)
28. Joint GLWB (2011) (p. 54) — Bold the sentence beginning “Please note that because legally married....”
Response: The requested change has been made.
29. Other GLWB Versions; GLWB Base (p. 55) — In clause (b), consider revising to say “the second through tenth years.”
Response: The requested change has been made.
30. Summary (p. 63) — Please delete the GMIB Plus with Annual Reset (2009) since it is no longer available.
Response: The requested change has been made.
31. Appendix C
a.	GMDBR80 Plus/GMDBR85 Plus (p. 91)
i.	Add “have” to the first sentence of the first paragraph.
Response: The requested change has been made.

Ms. Roberts
December 10, 2010

ii.	Change “B” to “M” in the second to last sentence of the second paragraph.
Response: The requested change has been made.
b.	GMIB Plus with Annual Reset (2009) (p. 96) —Please reconcile the third paragraph and clause (i) in the fourth paragraph. They appear to contradict each other.
Response: The disclosure has been revised as follows:

These guaranteed minimum annuitization levels only apply if, (i) after you begin withdrawals on or after the ages specified above, you have never withdrawn in any one contract year more than 5% of the guaranteed earnings income base and (ii) you select annuity option 1, life annuity with period certain, paid in monthly installments, under the rider.
Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Associate Counsel